Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE
BOARD OF DIRECTORS OF FEBRUARY 2, 2015

DATE, TIME AND PLACE:  On February 2, 2015 at 6:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN:  Pedro Moreira Salles.

QUORUM:  The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following examination of the account statements for fiscal year ending December 31, 2014, the Directors decided ad referendum of the General Shareholders’ Meeting, on the basis of the Corporate Bylaws, to declare profits to the shareholders, payable on February 26, 2015, based on the shareholding position at the close of business on February 10, 2015 as follows:

a) dividends in the amount of R$ 0.3063 per share, for account of the mandatory dividend of 2014; and

b) complementary interest on capital for fiscal year 2014 in the amount of R$ 0.5380 per share, with retention of 15% of income tax at source, resulting in net interest of R$ 0.4573 per share, with the exception of corporate shareholders able to substantiate immunity or exemption.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 2, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer